NETSCOUT SYSTEMS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2014 to December 31, 2014

Introduction

This Conflict Minerals Report (the “Report”) of NetScout Systems, Inc. (“NetScout” or the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products in which certain minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. As described in this Report and as required by the Rule, the Company has determined that Conflict Minerals are necessary to the functionality or production of certain products the Company manufactures or contracts to manufacture (the “Necessary Conflict Minerals”).

The Company’s Products Covered by this Report

The Company designs, develops, manufactures (or contracts to manufacture), markets, licenses, sells, and supports application and network performance management and service assurance solutions focused on assuring service delivery quality, performance, and availability for large, demanding, and complex internet protocol (IP) based service delivery environments. The Company manufactures, or contracts to manufacture, and markets these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies, and telecommunication service providers worldwide.

This Report relates to the Company’s product categories: (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2014. The Company’s product categories that are “in scope” for the purposes of the Reporting Period, and that are referred to in this Report collectively as the “Covered Products,” are divided between the following two general product categories and described and identified as follows:

•	Appliances:
¡	nGenius® Performance Manager Server
¡	nGenius® InfiniStream® Appliance
¡	nGenius® Voice | Video Manager Server

¡	nGenius® Voice | Video Engine Appliance
¡	nGenius® Voice | Video Data Collector
¡	nGeniusONE® Server
¡	nGenius® Collector
¡	nGenius® PFS (Packet Flow Switch) Management Server
¡	Horizon™ Management Server

•	Packet Flow Switches:
¡	nGenius® 1500 Series Packet Flow Switch
¡	nGenius® 3900 Series Packet Flow Switch
¡	ONPATH™ 2900 Series Packet Flow Switch

The Company’s RCOI

Inherent RCOI Limitations. The Company has taken significant steps to identify the smelters and refiners of Necessary Conflict Minerals in its supply chain. The Company’s supply chain with respect to the Covered Products, however, is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Necessary Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners. The Company must therefore rely on information provided by its suppliers and independent third-party audit programs regarding the origin of Necessary Conflict Minerals that are included in the Covered Products. Such information may be incorrect, incomplete, or subject to other irregularities beyond the Company’s control.

Reasonable Country-of-Origin Inquiry. The Company has conducted an extensive, good faith reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the Necessary Conflict Minerals originated in the Covered Countries and whether any of the Necessary Conflict Minerals may be from recycled or scrap sources.

The RCOI process included an evaluation of the Company’s product lines and a detailed assessment of its suppliers. Based on knowledge of typical electronic uses of metals derived from Conflict Minerals, and out of an abundance of caution, the Company premised its RCOI on the assumption that all of its electronic products could contain Necessary Conflict Minerals.

The suppliers of assemblies and discrete components and parts that may contain Necessary Conflict Minerals were then identified by reviewing supplier lists and bills of materials (BOMs) for the identified Covered Products. The Company then attempted to obtain information regarding the country of origin of its Necessary Conflict Minerals from 100% of this target list of relevant suppliers, recognizing that achieving that goal might not be practicable or possible.

For suppliers of assemblies, the Company used letters as the primary medium to engage with these suppliers with regard to Conflict Minerals in the supply chain. These letters outlined the Company’s policy and expectations regarding suppliers’ use of Conflict Minerals, and requested that each supplier complete and return a Conflict Minerals Reporting Template

(“CMRT”). The CMRT is a standardized reporting template developed by the Conflict-Free Sourcing Initiative (“CFSI”). The CMRT facilitates the transfer of information through the supply chain regarding the presence of Necessary Conflict Minerals in products, and the country of origin and smelters and refiners being used for such Necessary Conflict Minerals. A completed CMRT also provides company-level information on a supplier’s policy and due diligence controls over their sub-tier suppliers. The Company requested that sourcing information provided by suppliers cover the entire Reporting Period.

For suppliers of discrete components and parts, a commercially-licensed database of electronic components and parts data was used to gather Conflict Minerals information. This web-based database provides up-to-date information on the Conflict Minerals content and status of millions of electronic components and parts, as well as the supporting data for such information (namely, a completed CMRT in most cases).

Of the targeted suppliers of assemblies that could contain Necessary Conflict Minerals, 16 out of 17 (94.1%) responded with CMRTs. The assembly supplier that did not respond is no longer a supplier to the Company. Of the targeted suppliers of discrete components and parts, the Company was able to obtain CMRTs and the Conflict Minerals status of 152 suppliers, representing the supply sources for 82.25% of the Company’s identified discrete components and parts that may contain Necessary Conflict Minerals.

Nearly all of the CMRTs completed by these suppliers included data only at the company level (with information applicable to all of the assemblies and discrete components and parts furnished by the respective suppliers) and did not specify which smelters or refiners or countries of origin were the source of Necessary Conflict Minerals in the particular parts furnished to the Company. Based on this RCOI, the Company could not determine with certainty the countries of origin of its Necessary Conflict Minerals, or whether its Necessary Conflict Minerals were from scrap or recycled sources. Accordingly, the Company also performed due diligence on the source and chain of custody of its Necessary Conflict Minerals.

Design of the Company’s Due Diligence Framework

Inherent Due Diligence Limitations. Due to the Company’s position as a downstream purchaser of conflict minerals within the supply chain, however, its ability to verify the accuracy, completeness, or full Reporting Period coverage of information reported by suppliers is limited. The Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Necessary Conflict Minerals in the Covered Products.

Conformance to the OECD Guidance. The Company’s due diligence measures were designed to conform in all material respects to the framework set out in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum, and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream purchaser of conflict minerals. The Company commenced its due diligence process (which overlapped with its RCOI) for the current Reporting Period in June 2014.

CMMP Manual. To guide its due diligence, in 2013, the Company also developed and adopted a Conflict Minerals Management Program (“CMMP”) Manual. The Manual describes and identifies the Company’s CMMP planning, resources, information management, supplier engagement processes, grievance mechanisms, supply chain risk factors and risk management procedures, and related CMMP issues for the responsible supply chain management of Conflict Minerals. To the extent practicable and applicable to a downstream company, the Manual tracks the OECD Guidance. (During the 2013 reporting period, the Company engaged an outside professional services firm to assist with the design of our Conflict Minerals due diligence framework.)

Company Policy. In 2012, the Company established and continues to maintain a formal Conflict Minerals Policy (the “Company Policy”) on conflict minerals in the Company’s supply chain. The Company Policy provides, in part, as follows:

•	NetScout supports and respects the protection of internationally proclaimed human rights for all, including the basic human rights of employees and workers within its supply chain. NetScout believes in treating all people with respect and dignity. NetScout also expects its suppliers to adhere to the same high standards. NetScout is committed to the sourcing of components and materials used in its products from companies that share its values about human rights, ethics, and environmental responsibility.

•	NetScout continues to assess whether its products contain Conflict Minerals derived from ores mined in the Covered Countries. NetScout is taking appropriate steps with its suppliers to address and improve the process for sourcing minerals that are “conflict free.” The global supply chain for these minerals is complex, however, and tracing these minerals to their sources is a challenge. NetScout’s efforts to address these issues include notifying its suppliers of its policy on Conflict Minerals and requiring that they disclose their use of Conflict Minerals.

•	There is additional work to be done, but NetScout expects its suppliers to commit to the responsible sourcing of minerals, including providing reasonable assurances that the tantalum, tin, tungsten, and gold in products they manufacture or distribute are conflict free. NetScout expects each supplier to establish its own due diligence program to ensure conflict-free supply chains with respect to all parts and materials used to manufacture products supplied to NetScout.

This Company Policy is communicated externally via the Company’s website at http://www.netscout.com/company/about-netscout/corporate-responsibility/conflict-minerals/.

Description of Due Diligence Measures

After identifying relevant products and suppliers and conducting the RCOI described above, the Company implemented a risk-based supplier validation process that assessed the actual or potential risks of key suppliers in order to prevent or mitigate adverse impacts associated with material sourcing.

More specifically, the Company’s due diligence process for the Reporting Period involved the following methodologies, steps, and procedures:

Objectives. The primary objective of the due diligence process on the source and chain of custody was to determine whether the Necessary Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries. The Company’s longer term goal is to use this information to continue to provide transparency regarding its supply chain by satisfying the Company’s Conflict Minerals compliance and reporting obligations and to facilitate informed decision-making about component sourcing.

Management Systems. To support its RCOI and due diligence, in addition to adopting the CMMP Manual and Company Policy, the Company established an internal, cross-functional management system, including a Conflict Minerals Steering Committee. The responsibilities of the Committee Members include (a) establishing the organizational framework needed to meet the expectations set forth in the Company Policy; (b) establishing the CMMP and the CMMP Manual; (c) reviewing the effectiveness of the Company Policy and the CMMP; and (d) periodically communicating the CMMP status and effectiveness to the Committee’s Executive Sponsors.

Grievance Mechanism. The Company has established a mechanism by which customers, employees, and other interested parties may provide or request information relevant to the Company’s CMMP and report any grievances with respect to conflict minerals issues in general.

Strengthened Supplier Engagement / Identification of Supply Chain Risk. As described above, the Company engaged directly with relevant suppliers of assemblies to request data on Conflict Minerals. The Company then assessed the responses it received from those suppliers and engaged with them on their particular responses as needed. Each of those supplier responses was reviewed to verify and validate the information provided. The Company employed various validation techniques to ensure that those supplier responses were suitably accurate and complete, including the following:

•	Review for Completeness. Responses from suppliers were reviewed to ensure they contained all required data.

•	Review for Accuracy and Credibility. Responses from suppliers were reviewed to ensure that the Conflict Minerals content information provided was consistent with other sources of data, such as part specifications and industry listings of types of parts where tin, tantalum, tungsten, and gold are likely to be found.

•	Review of Smelter Claims. Where responses indicated that Conflict Minerals had been sourced from conflict free sources, smelter status information was researched by comparing the information provided by the supplier to the published CFSI Conflict-Free Smelter Program (“CFSP”) list or other smelter certification program list.

When information provided by suppliers of assemblies appeared to be incomplete, incorrect, or not credible, the Company asked for missing or supplemental information or conducted additional investigations as appropriate or practicable to understand relevant facts and circumstances.

Nearly all of the CMRTs completed by the Company’s suppliers of assemblies and discrete components and parts have included data only at the company level (with information applicable to all of the components and materials furnished by the respective suppliers) and do not specify which smelters or refiners or countries of origin were the source of Necessary Conflict Minerals in the particular parts furnished to the Company. In other words, none of the Company’s suppliers represented to the Company that Necessary Conflict Minerals from the smelters and refiners they listed in their CMRTs had actually been included in the particular parts they supplied to the Company. As a result, the Company could not reasonably identify which smelters or refiners were used for processing the Necessary Conflict Minerals in the particular parts supplied for use in the Covered Products.

Risk Assessment. Next, to the extent that the Company was able to identify smelters and refiners that might be in its supply chain based on the company-level data provided by its suppliers, the Company took steps to assess the risk that Necessary Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries. To that end, where the Company had reason to believe that a smelter or refiner that might be in its supply chain was sourcing from a Covered Country, the Company responded by assessing the smelter’s or refiner’s due diligence to the extent practicable. In particular, based on the information provided by the CMRT, the information available through the CFSP, and supplemental information made available by suppliers, the Company assessed whether the smelter or refiner had been validated as conflict free by independent third-party audits conducted through industry group programs. For the Reporting Period, and based on that information, a number of smelters and refiners that might be in the Company’s supply chain were, to the extent reasonably determinable by the Company, determined to be sourcing from independently validated systems, such as the CFSP of the CFSI or other “closed-pipe” program (for example, Solutions for Hope). However, the Company’s suppliers were not able to identify all smelters or refiners in their supply chains, and some of the identified smelters or refiners indicated that they were sourcing from unknown locations.

Risk Management and Mitigation Strategy. With the exception of the one assembly supplier noted above, none of the suppliers contacted by the Company indicated it was unwilling to abide by the Company Policy or to engage in the due diligence process to determine the source and chain of custody of Conflict Minerals. Nevertheless, some of these suppliers have been unable to provide current and complete information about their supply chains, and the Company expects to continue its engagement with those suppliers to obtain that information. The Company also added to the terms and conditions it requires all direct suppliers to acknowledge provisions on responsible sourcing of minerals, with reference to the Company’s Conflict Minerals pages at http://www.netscout.com/company/about-netscout/corporate-responsibility/conflict-minerals/.

In addition, in the event that the Company identifies suppliers that it believes are providing Necessary Conflict Minerals that may finance or benefit armed groups in the Covered Countries,

the Company expects to continue to encourage those suppliers to implement responsible sourcing practices and to request that they encourage smelters and refiners to obtain a “conflict free” validation by an independent third-party industry group program. Consistent with the CMMP, the Conflict Minerals Steering Committee provides regular risk assessment updates to the Committee’s Executive Sponsors. The Company also expects to continue to refine, revise and improve the CMMP and the Manual as appropriate.

Conclusions

Identified Smelters and Refiners. As noted above, nearly all of the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier) and do not specify which smelters or refiners were the source of Necessary Conflict Minerals in the particular parts supplied to the Company. In addition, not all smelters or refiners have been identified. As a result, the Company could not reliably identify the smelters or refiners used for processing the Necessary Conflict Minerals actually in the particular parts supplied for use in the Company’s Covered Products.

Identified Countries of Origin. As noted above, nearly all of the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier) and do not specify which countries of origin were the source of Necessary Conflict Minerals in the particular parts supplied to the Company. In addition, not all smelters or refiners have been identified. Based on the above-described due diligence process, the Company does not have sufficient information to reliably identify the countries of origin of the Necessary Conflict Minerals in the Covered Products.

Mine or Location of Origin. The Company has undertaken the following efforts to identify the specific mine or location of origin of the Conflict Minerals within the countries of origin that might be the source of Necessary Conflict Minerals: Where the CMRT provided by a supplier listed the specific mine or location of origin of the Conflict Minerals, the Company relied on the accuracy of this information, unless there were inconsistences or other apparent errors that caused the Company to question the accuracy of those representations. Where the sourcing of the smelter or refiner was identified as unknown to the supplier, the Company conducted further due diligence to the extent practicable by investigating the smelter or refiner using the CFSP of the CFSI and in-region sourcing programs (for example, Solutions for Hope) or other similar public sources of information.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including, without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence, and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Words such as “expects,” “anticipates,”

“goals,” “intends,” “plans,” “believes,” “seeks,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Risks and uncertainties which could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud, and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete, and detailed information, and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others. Except as otherwise required by the Rule, the Company undertakes no obligation to update the information contained in this Report, or in any forward-looking statements, to reflect new information, events, or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.